UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Red Hen Collective Cooperative, Inc.

Legal status of issuer Form

Cooperative corporation

Jurisdiction of Incorporation/Organization

California

Date of incorporation

March 8, 2017

Physical address of issuer

2323 Broadway, Oakland, CA 94609

Website of issuer

redhencollective.com

Current employees

Two

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$13,992	$12,149
Cash and Cash Equivalents	$12,992	0
Accounts Receivable	$1,000	0
Short-term Debt	0	0
Long-term Debt	$285,854	$153,286
Revenues/Sales	$998	0
Cost of Goods Sold	0	0
Taxes Paid	$2,913	$1,551
Net Income	-$130,724	-$163,637

Form C-AR

Annual Report
of
Red Hen Collective Cooperative, Inc.
("RedHen," the "company," the "issuer," "we," "our," "us")
Following the Sale of
Revenue-Share Promissory Notes
In a 2018 Direct Public Offering
under Regulation Crowdfunding
(the "DPO")

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control) and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance and other actual future events and cause such operations, performance and events to differ materially from the operations, performance and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the issuer's web site an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r) and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Red Hen Collective Cooperative, Inc.	Cooperative corporation	California	March 8, 2017	2323 Broadway, Oakland, CA 94609	redhencollective.com

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and
(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Molly Madden	Founder, President, Secretary, CFO, Director	August 2017-present
Stephanie Sprinkle	Director	August 2017-present
Yusuf George	Director	August 2017-present
Stephen Rye Switzer	Director	August 2017-present

Principal occupation and employment of directors and officers over the past three years:

Molly Madden

Employer	Employer's principal business	Role	Dates of service	Responsibilities
Red Hen Collective Cooperative, Inc.	Wine importer	President	2017 to present	Overall management of the company
MFW Wine Company	Wine importer	Sales representative	2014-2016	Sales account management

Stephanie Sprinkle

Employer	Employer's principal business	Role	Dates of service	Responsibilities
E&R Wine Shop	Wine retailer	Retail sales management	2008-2018	Customer sales management, sourcing and

				purchasing, content creation

Stephen Rye Switzer

Employer	Employer's principal business	Role	Dates of service	Responsibilities
Rye Financial Services	Financial advising to business-serving businesses and organizations across the U.S.	Accountant and Financial Planner	2017 to present	Accounting and bookkeeping, financial advising
A Bookkeeping Cooperative	Worker-owned cooperative providing accounting bookkeeping services to cooperatives, non-profits and small businesses	Founder and Worker-Owner	2010 to 2017	Accounting, bookkeeping, financial advising

Yusuf George

Employer	Employer's principal business	Role	Dates of service	Responsibilities

| JUST Capital | A nonprofit that uses advanced polling, market research and leading edge corporate performance measurements to rank companies according to values and priorities of the American people | Director, External Engagement

Director of Strategic Development | 2018-present

2016-present | Partnerships and strategic initiatives, corporate strategy and engagement

Board development and governance, fundraising, revenue development |
| Galtere Institute | Investment management | Director | 2014-2015 | Risk management, portfolio analysis, securities trading and management |

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Molly Madden	33%
Annie Connole	33%
Stephanie Sprinkle	33%

Rule 201(d) A description of the business of the issuer and the anticipated business plan of the issuer.

RedHen is a feminist, cooperatively-owned wine importer/wholesaler structured to optimize social, ecological and economic impact for all stakeholders of the wine value chain. RedHen's goal is to be a leader in the development of a new wine economy, and to be at the forefront of an eminently necessary shift in sustainable business practices. We believe it is not enough to ask if a wine is organic; the economy and ecology of every segment of the industry must be equitable and regenerative. Thus, for a wine to be "sustainable," it must anchor assets and power for the stakeholders who carry the greatest risks.

With 45+ years combined experience in all sectors of the wine industry from farming and production to marketing, sales and logistics, RedHen's leadership team is experienced with the standard practices and structures in the wine supply chain that result in ecological devastation, lost revenue and market share, logistical inefficiency, employee and producer turnover, divestment in local economies, human exploitation and the loss of cultural heritage.

Under the status quo, the winegrowers provide unsecured credit to other stakeholders, financing the rest of the supply chain above them. Farmers/winemakers universally experience late and non-payment with no contracts or infrastructure to protect them. This triggers a domino effect of undercapitalization starting at the foundation of the wine industry, whereby each subsequent stakeholder in the industry relies upon human, ecological and economic extraction in order to stay afloat, undermining the health and security of the entire chain. Losses are offloaded onto those stakeholders with the least leverage--those with narrowest margins and greatest physical and financial risks. Their insecurity further destabilizes the interdependent industry at large.

RedHen's goal is to run a business that is regenerative in terms of ecology, culture and economic capital by investing in every stakeholder: our farmers, our employees, women and people of color, workers and farm laborers, investors and merchants, the environment and the heritage of regional winegrowers. We believe that production and distribution must disrupt mechanisms of sexism, racism, and classism which extract natural resources and exploit the un/underpaid labor of women, people of color and vulnerable immigrant workers. Our mission is to equitably build wealth for all stakeholders by forging sustainable and just partnerships with winegrowers that enable them to preserve the cultural heritage of their product, and to make the profitable, marketable world of wine reflect the complex and diverse world in which we live.

RedHen pays farmers first, is cooperatively structured to share profit and equity with workers and shareholders, and is fueled by regenerative impact investments of every size. Our capital model is designed to engage hundreds of both accredited and non-accredited investors using both debt and equity instruments that are transparent, resilient and equitable. Regular investment campaigns are key to our business plan, and will grow our brand and mission in the larger marketplace while enabling new investors to join and early investors to reinvest. The resulting credit pool can expand as RedHen scales, with the goal of capitalizing operations via mission-aligned investments, rather than financing off of growers and workers who reap no profit from the current structure.

We are working to build a business that is revenue-generating and scalable. To achieve that goal, we have established sales and logistics teams across California, international and domestic wine producer relationships, and strategic market relationships with key corporate and independent accounts. Our operations since inception have consisted of formation activities, researching/sourcing wines from independent winegrowers located in the USA and abroad; coordinating international and domestic logistics for shipping, storage, sales and delivery; and cultivating/maintaining a merchant account base of wine resale (on-premise and off-premise) companies for our producer partners and capital raising.

Our anticipated business plan utilizes the funds generated from our current 504 Offering and subsequent 506(c) Offering described in our response to Rule 201(q) below and subsequent investment offerings. We believe that regular public and private offerings will allow RedHen to gradually grow our capital resources in pace with the growth and expansion of our operations. Because sustainable financing is as central to our mission as sustainable farming and winemaking, investor empowerment and capital coordination are core, ongoing components of RedHen's plan.

Upon completion of the 504 Offering and 506(c) Offering, we plan to finalize our initial wine portfolio and launch it in the California market. This process includes supplier visits to negotiate partnerships, wine selections, compliance for federal label approvals and international organic/biodynamic certification verifications, logistics partner fees, content and point of sale materials development, inventory purchasing, warehousing and delivery costs. With powerful content and training resources in hand, RedHen's portfolio will be able to compete in the market with more commercial wine brands that owe their market share to advertising rather than quality, authenticity or value.

As inventory comes into stock, we will begin hiring wine sales staff in our key markets. Our strategy is to hire experienced, owner-track sales professionals who possess active networks of wine buyer (account) relationships and who bring specialized knowledge of the regions and styles of wines that are central to the RedHen portfolio. With a high-quality wine portfolio, competitive salary/benefits packages, employee-equity and profit sharing, a company culture that does not tolerate sexism and racism and a cutting-edge business model and leadership team, we anticipate attracting and retaining extremely competitive talent in our industry. This talent is key to obtaining significant market share and generating steady, growing revenue while continuing to innovate and optimize the traditional structures of the wine industry.

We believe that our logistics partnerships will enable us to operate at an economy of scale historically inaccessible to small, independent importers at startup. By consolidating shipping, warehousing, accounting and admin services for a large number of small companies, these partnerships will allow RedHen to keep our overhead low and protect cash flow without compromising customer service, inventory and portfolio growth or farmer security. We believe this will make us immediately poised to provide service across the state of California with the option to scale into outside markets when opportunities arise. This strategy is designed to make RedHen a viable distribution partner for wineries with larger distribution needs, which is key to RedHen's future growth and scaling.

In addition to representing our growers' brands, RedHen plans to collaborate with winegrowers and corporate clients on RedHen branded wines and content, streamlining farmers-paid-first products to compete in markets otherwise controlled by industrial wine interests. When the necessary capital is in place, RedHen's wine brand aims to expand RedHen's visibility and impact while providing powerful new revenue streams. The purpose of these wines is to bolster profitability for both RedHen and our winegrower partners while offering consumers and investors avenues to buy wines that provide transparent value and impact.

With highly developed financial and admin, portfolio sourcing, communications and market strategy, RedHen plans to capture and expand a growing consumer market for sustainable wine and impact business, while bringing together an international portfolio of winegrowers who are both well established and up-and-coming. As a cooperative owned by workers, growers and passionate investors, RedHen is engineered to optimize the wine supply chain's traditional structures and provide solutions to the widespread problems that threaten the legacy of every stakeholder. By investing in the long-term viability of our winegrower partners and the success of our merchants, we anticipate stakeholder demand for our valuable partnerships to drive our growth into markets beyond California. RedHen aims to position itself as an indispensable vendor, employer and market partner for the most experienced and passionate talent in the wine industry.

Rule 201(e) The current number of employees of the issuer.

Two.

Rule 201(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. Investors should not invest any funds in an offering unless they can afford to lose their entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities offered in the DPO were not recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of the DPO, nor does it pass upon the accuracy or completeness of any offering document or literature.

The securities offered in the DPO were offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

The following list of risk factors and the risk factors stated elsewhere in this report are not intended and should not be understood as an exhaustive list of all risks related to an investment.

10

Access to capital
As a pre-revenue company, we require outside capital to fund start-up operations. Without access to adequate capital, our ability to generate revenue and grow operations to a profitable scale would be significantly reduced. Our farmer suppliers and merchant partners are also reliant upon access to capital; if they cannot secure the resources required for their operations, RedHen's supply and demand could be reduced.

Climate Change
Erratic and extreme weather patterns associated with climate change can be the difference between a high crop, a low crop, or no crop at all. A farmer supplier's lost or significantly reduced yield can result in lost revenue, market share and cash flow for our business.

Agricultural Labor
Wine is an agriculturally-based industry—farmer suppliers are largely dependent upon seasonal and migrant labor to operate their businesses both domestically and abroad, and these labor forces are extremely vulnerable to political and economic instability. Factors that compromise agricultural labor can limit RedHen's access to goods and thus compromise revenues and market share.

Loss of key persons
We depend on the services of key persons, whose knowledge and relationships would be difficult to replace. Our business may be harmed if we are unable to attract or retain qualified key persons.

Customer default
The cash flow of our business is impacted by the payment patterns of our customers. In the state of California, payment terms for wine wholesale are net 30 days. There is no penalty for late payments regulated by the state. Late or nonpayment by customers can harm our business.

General economic conditions
Our business is sensitive to complex economic factors locally, nationally and internationally. Global economic factors may impact availability and cost of goods as well as the logistical services upon which we rely to bring them to market. Downward economic shifts may reduce consumer purchasing power, thereby slowing the sales of our retail and restaurant customers.

Discrimination and Harassment
Racial discrimination and sexual harassment compromise the safety and economic security of our stakeholders. Our sales staff, supplier partners and merchants will work in environments that may expose them racial and gender discrimination and harassment, which could prevent them from securing the resources required to succeed in the industry.

Legalities and licensing
The sale of alcohol is highly regulated on international, federal and state levels. Our failure to comply with government rules and regulations may harm our business. We believe that we comply with the rules and regulations with which we are required to comply. If we fail to comply

with a rule or regulation we may be subject to fines, or other penalties, or our permit or license may be lost or suspended.

Change in use of proceeds
We may revise the use of proceeds of the DPO. This report describes our current intentions regarding use of proceeds of the DPO. However, we will remain free to use such proceeds in a different manner, based on the judgment of our officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the company.

The Notes are unsecured and uninsured
The Notes (defined and described in our response to Rule 201(m)(1) below) are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

No maturity date
The investor will receive an annual payment as a share of the company's Gross Margin (as defined in our response to Rule 201(m)(1) below) until the investor receives the amount of the investor's original investment multiplied by 1.35. However, the Notes do not have a maturity date so it is unclear when the investor will receive the full repayment amount.

There is no market for the Notes
There is no secondary market for the Notes, nor is a public market expected to develop. Therefore an investor may be required to retain a Note even under circumstances where it is economically undesirable to do so. Investors should invest in the Notes only if they have independent means for providing for their current and future needs and contingencies.

The Notes have not been submitted to any rating agency to obtain an opinion or rating of the risk of timely collection of principal and interest.

No tax advice
All of the interest earned on each Note will be taxable to the investor who owns the Note. No representation or warranty of any kind is made by RedHen, RedHen's officers or agents, or any or RedHen's counsel or other professional advisors with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

Tied-house laws
An investor may be prohibited from investing in the company and may be subject to penalties for investing in the company if the investor holds interests in or related to alcoholic beverage licenses or licensees. Alcoholic beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three "tiers" of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier and the retail tier. The rules regarding such investments are different in each state and change frequently. The company has not made any assurances that investments in the company are permissible in California or any other state if the investor holds interests in or related to alcoholic beverage licenses or licensees. It is within the purview of the California Department of Alcoholic

Beverage Control to investigate the investors in the company to ensure compliance with state tied-house requirements regardless of such investors' amount of investment in the company.

Rule 201(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities offered and each other class of security of the issuer, including the number of securities offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

Securities Sold in the DPO

The company sold revenue-share promissory notes in the DPO (the "Notes") with the following principal provisions:

When Paid in Full: Outstanding principal and accrued interest on each Note will be considered paid in full when the company has paid the investor the "Repayment Amount," defined as the original investment amount multiplied by 1.35.

Payments: Within 90 days following the end of each fiscal year, the company shall make annual payments to the investor until the Repayment Amount is paid in full.

The annual payment shall be the investor's "Pro Rata Share" (defined as a fraction, the numerator of which is the investor's original investment amount and the denominator of which is the total amount of the outstanding principal and unpaid interest on all of the company's promissory notes that contain substantially the same terms as the Notes issued in the DPO, except for the repayment amount) of fifteen percent (15%) of the company's "Gross Margin" (all of the company's cash receipts less cost of goods; pass through costs such as shipping, customs, warehousing and trucking; refunds and returns; and samples).

The company's CPA shall calculate Gross Margin on a cash basis at the end of each fiscal year.

Payments for any partial year of investment will be prorated based on the number of days the investment was outstanding divided by 365.

Under no circumstances shall payments to the investor exceed what is allowed under California law governing usury.

Prepayment: The company may make complete or partial prepayments of the Notes at its discretion, provided that all such prepayments are made pro rata among all of the investors based on the amount of their original investments.

If the company wishes to pay off one or some (but not all) of the Notes, it may do so only for good cause. The term "good cause" means an instance in which the company reasonably believes such prepayment is necessary or advisable to prevent a violation of any law, regulation, or other governmental rule or to prevent material harm to the effective operation of the company.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of the Notes (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the company and the holders of a majority (by unpaid principal amount) of the Notes.

Voting Rights: Investors will not have voting rights. Their rights under the Notes may only be modified or limited as described under "Amendment" above.

Tied House Laws: A potential investor may be prohibited by law from investing in the DPO if the investor holds interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness. Investors have been advised to consult with legal advisors regarding state and federal tied house laws as they relate to the Notes.

The above is intended to be only a summary of some of the key terms of the Notes and is not a complete description of the terms of the Notes. Please see the forms of Note and note purchase agreement attached as **Exhibit A** for the complete terms of the investment.

Other Securities of the Company

The company has outstanding the Prior Notes, described in our response to Rules 201(p) and (q) below, that have substantially the same terms as the Notes sold in the DPO.

The company's other securities are preferred memberships and worker memberships.

The company founder, Molly Madden, who is also the first worker-member, owns 99.38% of the company. There is one preferred member who invested $12,500 and owns 0.62% of the equity.

Please see the company's bylaws, filed with the SEC herewith as **Exhibit C**, for the terms of the preferred and worker memberships.

Potential Dilution by Other Securities

If the Company issues additional revenue-share promissory notes on substantially the same terms as the Notes sold in the DPO, the investor's annual Pro Rata Share of the issuer's Gross Margin could be diluted. If there are more investors owning promissory notes with substantially the same terms as the Notes issued in the DPO, the amount owed to the investor relative to the amount owed to all investors could be reduced. If that happens, the investor's Pro Rata Share—and the annual payment due to it—would also become smaller.

Note, however, that the total Repayment Amount to the investor would remain the same regardless of how many investors hold promissory notes with substantially the same terms as the Notes.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities offered.

The investor will not have voting rights in the company. The company's worker-members could make a decision that has negative consequences for the company and therefore the investors in the Notes. As of now, Molly Madden is the sole worker-member and is also a director and the President. The success of the company will depend heavily on her judgment.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities offered are valued and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued at face value and will continue to be so.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Annual returns to the investor are based on the investor's Pro Rata Share, as defined in our response to Rule 201(m)(1) above. If the company issues more promissory notes with substantially the same terms as the Notes issued in the DPO, annual payments to the investor could be diluted as described in (m)(1) above.

The investor will have no voting rights, and the company's directors and its founding member and President could make a decision that would have negative consequences for the company, reduce the company's revenue and reduce the investor's return, including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

The securities issued in the DPO may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The company sold $80,621 in Notes in the DPO, which lasted from August 24 through December 31, 2018. Please see our response under Rule 201(m) above for the terms of the Notes.

Between 2017 and 2018, prior to the DPO, the company issued revenue-share promissory notes in a private offering (the "Prior Notes"). Collectively, the Prior Notes have an original principal amount of $168,000. Each such note will be paid in full when the company has paid the investor's original investment amount multiplied by 1.5. The other terms of the Prior Notes, other than the repayment amount, are substantially the same as the terms of the Notes sold in the DPO.

Molly Madden, founder, director, and President, paid for the company's expenses and formation costs in 2016 and 2017 as needed to cover operational needs. The company also issued a note payable to Molly Madden for unpaid salary in 2017, amounting to $75,000. The balance will be repaid without interest at the President and board of directors' discretion, as funds are available. The balance due to the related party as of December 31, 2018, was $117,854.

Rule 201(q) A description of exempt offerings conducted within the past three years.

We are currently offering preferred memberships to accredited investors under Rule 504 of Regulation D under the Securities Act (the "504 Offering"). We plan to launch a subsequent offering under Rule 506(c) of Regulation D of the Securities Act (the "506(c) Offering"). Our goal is to raise between one million and two million dollars. We plan to use the proceeds to execute the business plan described in our response to Rule 201(d) above.

The company sold $80,621 in Notes in the DPO, which lasted from August 24 through December 31, 2018. We are using the proceeds of the DPO for

licensing, label registration and other legal compliance expenses;
additional logistics partner fees;
administrative expenses;
CPA and bookkeeping expenses;
continued capital raising;
wine producer sourcing travel and research;
marketing, events and tastings;
consulting services of Annie Connole and Claire Quinlan;
and wages for Stephanie Sprinkle, Molly Madden.

Between 2017 and 2018, the issuer sold $168,000 in Prior Notes. In 2017, the issuer sold a preferred membership to one investor with a total investment of $12,500. All of these sales were exempt as a private offering under Rule 504 of Regulation D under the Securities Act.

In 2017 the issuer sold a worker membership to Molly Madden at a price of $10,000. This sale was exempt under Section 4(a)(2) of the Securities Act.

The proceeds of the offering of Prior Notes and the sale of preferred and worker memberships were used for business setup fees; legal and financial services; supplier research and sourcing; market research; account prospecting and wholesale market development;

producer samples; communications strategy; brand development; web development; content creation; capital coordination; investor relations; and employee wages.

Rule 201(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

From 2018 to the present, Molly Madden, founder, director, and officer, received total wages of $57,000 from RedHen. During the same time period, Stephanie Sprinkle, director, received $20,769 in total wages and Annie Connole, worker-owner and director of communications, received $69,239.

Future compensation for these related parties is contingent upon the success of the 504 Offering and 506(c) Offerings as well as the generation of revenues through business operations. Projected 2019-2020 total wages for Molly Madden, Stephanie Sprinkle, and Annie Connole: not to total less than $80,000 ($40,000 per annum) and not to exceed $160,000 ($80,000 per annum), for each party. Pending the success of these offerings, RedHen Collective may choose to reimburse the founder, Molly Madden, for unpaid salary in 2019, not to exceed a total annual compensation of $75,000.

Rule 201(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements filed herewith as **Exhibit B** and the related notes and other financial information included elsewhere in this report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in Rules 201(f) and (m) above, and any risk factors stated elsewhere in this report, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

RedHen is pre-revenue. To date, our capital has come predominantly from

- o   the Prior Notes issued during a private investment round between 2017 and 2018;
- o   the Notes sold in the DPO, which closed at the end of 2018;
- o   a preferred membership sold in 2017; and
- o   capital invested between 2016 and 2018 by the founder, Molly Madden.

Funds raised through the sale of the Prior Notes and the preferred membership, as well as from the capital invested by the founder, have been deployed primarily for

- o   domestic and international winegrower (supplier) research and sourcing;
- o   legal and financial services in the establishment of the company and governance and investment structures;
- o   communications strategy, brand, website and content development;
- o   market research;
- o   capital coordination;
- o   investor relations cultivation;
- o   licensing and compliance required for the establishment of federal and state licenses of wine imports and distribution; and
- o   expenses from the DPO, including staff support, communications and marketing, travel and events, investment and marketing content, and ongoing supplier/market relations development.

RedHen has used the proceeds of the DPO for

- o   licensing, label registration and other legal compliance expenses;
- o   additional logistics partner fees;
- o   administrative expenses;
- o   CPA and bookkeeping expenses;
- o   continued capital raising;
- o   wine producer sourcing travel and research;
- o   marketing, events and tastings;
- o   consulting services of Annie Connole and Claire Quinlan;
- o   and wages for Stephanie Sprinkle, Molly Madden.

We plan to hire additional sales and administration staff upon completion of the next capital round or when we have raised our next $250,000, whichever is first.

We have budgeted a portion of all revenues to pay back the Notes and the Prior Notes. RedHen has built this cost into the company's daily operations budget and does not have to wait for profitability or an exit event in order to repay investors. Our goal is to generate enough revenue to support our operations, repay investors and build capital reserves to insure that the business can grow as opportunity arises, while maintaining our commitment to pay farmers first.

We plan to repay the funds raised through the DPO and sale of the Prior Notes and achieve profitability over the next seven years through infrastructure, inventory and sales operations development. Once we reach profitability, we will begin paying target dividends to our preferred members. We believe we will begin generating revenue after hiring our first sales staff in key markets to establish long-term account relationships with wine retailers and restaurants in California. Revenue generated by sales will supplement capital raised in subsequent private and public investment rounds, which will further accelerate revenue growth, investor repayment, and profitability.

As described in our response to Rule 201(q) above, we plan to raise between one million and two million dollars through the 504 Offering and a subsequent offering under in order to execute the business plan described in our response to Rule 201(d) above.

Because we will not be able to begin sales until we have raised significant capital, we project modest revenue for 2019: approximately $25,000. We expect that to substantially increase in 2020.

RedHen does not own any significant assets other than approximately $5,000 cash on hand. As we continue operations, we expect the majority of our assets to eventually be in the form of wine inventory.

As described above, we require significant capital to execute our full business plan, and insufficient investment could result in a reduction or slowing of the scope of our operations. RedHen has no other sources of capital other than those described in this report. The company expects to make various capital expenditures as it finances various projects and aspects of operational development.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

List of Exhibits

Exhibit A: Form of Note Purchase Agreement with Promissory Note (attached hereto)
Exhibit B: Financial Statements (filed herewith)
Exhibit C: Bylaws (filed herewith)

EXHIBIT A
FORM OF NOTE PURCHASE AGREEMENT
WITH FORM OF PROMISSORY NOTE

RED HEN COLLECTIVE COOPERATIVE, INC.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (*“Agreement”*) is made as of_____, (the *“Effective Date”*) by and between Red Hen Collective Cooperative, Inc., a California cooperative corporation (the *“Company”*) and _____ (*“Lender,”* or the *“Investor”*).

1.   NOTE PURCHASE. Subject to the terms of this Agreement, and on the Crowdfund Mainstreet platform, the Lender agrees to lend $_____ (the "*Loan Amount*") to the Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as <u>Exhibit A</u> (the *“Note”*).

2.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to each Lender as follows:

2.1   **Authority; Binding Agreement.** All corporate action on the part of the Company, its directors, and its officers necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company’s obligations hereunder, including the issuance and delivery of the Note has been taken or will be taken prior to the Closing. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, with respect to rights to indemnity, subject to federal and state securities laws.

2.2   **Governmental Consents.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 3 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Closing, except for notices required or permitted to be filed after the Closing with certain state and federal securities commissions, which notices will be filed on a timely basis.

2.3   **Offering.** Assuming the accuracy of the representations and warranties of Lender contained in Section 3 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *“1933 Act”*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE LENDER.

The Lender hereby represents, warrants, and covenants to the Company as follows:

3.1   **The Company May Rely on These Representations.** The Lender understands that the Company's offer and sale of the Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Lender's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Lender understands that the availability of this exemption depends upon the representations the Lender is making to the Company in this Agreement being true and correct.

3.2   **No Resale for One Year.** The Lender understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

3.3   **No Resale Without Registration or Exemption.** The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

3.4   **The Lender Can Protect Its Interests.** The Lender can properly evaluate the merits and risks of an investment in the Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Lender has consulted, or the Lender's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

3.5   **The Lender Recognizes Its Economic Risk.** The Lender understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. the Lender has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of the Lender's professional advisors with regard to an investment in the Company. The Lender has fully reviewed the Company's information on the Crowdfund Mainstreet platform, including the Company's Form C, and all amendments thereto, concerning purchase and sale of the Note. The Lender understands the risks involved in an investment in the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

3.6   **The Lender Advised to Seek Representation.** The Lender understands that nothing in this Agreement or any other materials presented to the Lender in connection with the purchase and sale of Note constitutes legal, tax, or investment advice. The Company has advised the Lender to consult with such legal, tax, and investment advisors as the Lender, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.7   **Information.** Lender acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to acquire the Note. Lender represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Lender.

3.8 **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, Lender further agrees not to make any disposition of all or any portion of the Note and the Equity Securities unless and until:

(a) There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b) Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c) Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by Lender to an affiliate, a shareholder or a partner (or retired partner) of the Lender, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were a Lender hereunder.

3.9 **Indemnity.** Lender agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Lender.

3.10 **Authority; Binding Agreement.** Lender represents and warrants to, and covenants with, the Company that (i) Lender has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Lender enforceable against the Lender in accordance with its terms, except as enforceability may be limited by applicable law.

3.11 **Further Assurances.** Lender agrees and covenants that at any time and from time

to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement.

3.12 **Tied House Laws**. The Lender is aware that alcoholic beverage licenses and licensees and persons who hold interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness, are or may be subject to state and federal "tied house" laws which restrict certain investments between the three "tiers" of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The Lender understands that the rules regarding such investments are different in each state and change frequently and that the Company cannot make any assurances that a loan to the Company by the Lender is permissible in California or any other state if the Lender holds interests in or related to alcoholic beverage licenses or licensees. The Lender is aware that it is within the purview of the California Department of Alcoholic Beverage Control to investigate investors in the Company to ensure compliance with state tied house requirements regardless of investors' amount of investment in the Company.

The Lender is aware that the Lender may be prohibited by law from lending to the Company if the Lender:

(i) Holds the direct or indirect ownership of any interest in an alcoholic beverage retail license in California.

(ii) Has furnished, given or loaned money or other thing of value, directly or indirectly, to, or guaranteed the repayment of any loan or the fulfillment of any financial obligation of, any person engaged in operating, owning or maintaining any alcoholic beverage retail premises in California.

(iii) Is an officer, director, agent or employee of an alcoholic beverage retail licensee in California.

(iv) Owns any interest, directly or indirectly, in the business, furniture, fixtures, equipment, signs or lease in or of any premises operated, maintained or licensed under any alcoholic beverage retail license in California.

(v) Owns any interest, directly or indirectly, of the realty upon which an alcoholic beverage retail premises is maintained in California.

The Lender is aware that the list in this Section 3.12 is non-exhaustive and that there may be other situations in which the Lender is prohibited by law from lending to the Company.

The Company has advised the Lender to consult with legal advisors regarding state and federal tied house laws as they relate to the Note, and the Lender has had the opportunity to do so. The Lender understands that nothing in the Note or any other materials presented to the Lender or statements made by the Company or its agents in connection with the purchase and sale of the Note constitutes such legal advice.

The Lender does not have any interests in or related to alcoholic beverage licenses or licensees that could prohibit the Lender from entering into the Note.

3.13   **Complete Information.** All information provided by the Lender to the Company herein, and all information provided by the Lender to the Company in connection with the purchase and sale of the Note, is true, correct and complete as of the date hereof, and if there should be any change in such information, the Lender will immediately provide the Company with such information.

4. **MISCELLANEOUS.**

4.1   **Binding Agreement.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2   **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of California.

4.3   **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4   **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.5   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:

Molly Madden

Red Hen Collective Cooperative, Inc.

2323 Broadway

Oakland, CA 94612

Phone Number: 646-484-1846

Email: molly@redhencollective.com

If to Investor:

At the office of MiTec, PBC

(dba Crowdfund MainStreet)

2601 Blanding Ave. C528 Alameda, CA 94501

c/o

4.6   **Severability.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.7   **Entire Agreement.** This Agreement, along with the Note and the agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

4.8   **Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the Lender. All amendments shall be effective only when in writing signed by the parties.

4.9   **Expenses.** The Company and the Lender shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.10   **Further Assurances**. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

4.11   **Company's Right to Accept or Reject Investments.** The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Lender a Note in a smaller amount than the Lender invests or may choose not to sell the Note to the Lender. If the Company accepts the Lender investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Lender to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Lender. If the Company rejects the Lender's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this **NOTE PURCHASE AGREEMENT** as of the date first written above.

COMPANY:

Red Hen Collective Cooperative, Inc.
a California cooperative corporation

By:_____

Name: Molly Madden

Title: President

LENDER:

IF LENDER IS AN INDIVIDUAL:

_____
PRINT NAME

_____
SIGNATURE

LENDER:

IF LENDER IS AN ENTITY:

_____
PRINT NAME OF ENTITY

By: _____
       (Signature)

      _____
       (Print Name)

Its: _____
       (Print Title)

EXHIBIT A

Form of Promissory Note

[Attached]

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan: ______________________________

Amount of the Loan: $________________________

Payment Start Date: March 31, 2019

For value received, Red Hen Collective Cooperative, Inc. (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of _____________________________________(the "***Lender***" or the "***Investor***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions.

a. "***Gross Margin***" means all of the Borrower's cash receipts less cost of goods; pass through costs such as shipping, customs, warehousing, and trucking; refunds and returns; and samples. For purposes of calculating Gross Margin, the Company's CPA shall calculate total revenue on a cash basis at the end of each fiscal year.

b. "***Lenders,***" or **"*Investors*"** means all of the purchasers of the Notes.

c. "***Note***" means this Note. "***Notes***" means all of the Notes which contain substantially the same terms as this Note (except for the Repayment Amount). "***Payment Start Date***" means the date specified above.

d. ***"Pro Rata Share"*** shall mean a fraction, the numerator of which is the original loan amount, and the denominator of which is the total amount of the outstanding principal and unpaid interest on all of the Notes.

e. "***Repayment Amount***" means the original Amount of the Loan multiplied by 1.35.

2.   Basic Terms.

      a.   **Note Purchase Agreement**. The Note is issued pursuant to the terms of that certain Note Purchase Agreement (the "**Agreement**"), dated as of _____ by and between the Company and the Lender, and is issued pursuant to the terms on the Crowdfund Mainstreet platform.

      b.   **When Paid in Full**. The Note will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

      c.   **Interest Rate.** The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3.   Payments.

      a.   **Annual Payments**. The Borrower will make the annual payment to the Lender (or cause the payments to be made through an agent) within ninety (90) days of the end of each fiscal year.

      b.   **Amount of Each Payment**. Each year, the Lender shall be entitled to receive from the Borrower the following amount:

The Lender's Pro Rata Share of fifteen percent (15%) of the Borrower's Gross Margin.

In the first year, the amount due shall be pro-rated as follows: the annual payment shall be multiplied by the number of days remaining in the calendar year following the Payment Start Date and divided by 365.

Under no circumstances shall payments to the Lender exceed what is allowed under California law governing usury.

      c.   **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.

4.   Prepayment. The Borrower may make complete or partial prepayments of the Notes at the Borrower's discretion, provided that all such partial prepayments shall be made pro rata among all of the Lenders based on the original amounts of their Notes to the Borrower. If the Company wishes to pay off one or some (but not all) of the Notes, it may do so only for good cause. The term "good cause" means an instance in which the Company reasonably believes such prepayment is necessary or advisable to prevent a violation of any law, regulation, or other governmental rule or to prevent material harm to the effective operation of the Company.

5.   Characterization of Investment. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6.   Security. The Note is an unsecured obligation of the Company.

7.   Subordination. The Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

8.   Assignment. The Note may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

9.   Default. Each of the following events shall be an "***Event of Default***" hereunder:

a.   Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

b.   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c.   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10.   Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

11.   Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12.   Amendments. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower and the holders of a majority (by unpaid principal amount) of the Notes.

13.   Expenses. The Company and the Lender will each bear their own legal and other expenses with respect to the financing.

14.   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

> *If to the Company:*
>
> **Molly Madden**
> **Red Hen Collective Cooperative, Inc.**
> **2323 Broadway**
> **Oakland, CA 94612**
> **Phone Number: 646-484-1846**
> **Email: molly@redhencollective.com**
>
>
> *If to the Investor:*
> **At the office of MiTec, PBC (dba Crowdfund MainStreet)**
> **2601 Blanding Ave. C528 Alameda, CA 94501**
> **c/o**

15.   Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16.   Successors and Assigns. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17.   No Membership Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of a membership interest of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a member of the Borrower or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18.   **Tax Withholding.** Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19.   **Electronic Signatures.** Investor may tender to the Company this Note by electronic means such as by email or facsimile. If Investor submits this Note to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Note and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

20.   **Not Effective Until Acceptable by Borrower.** This agreement is not effective until the Borrower has accepted the Lender's funds.

In Witness Whereof, the parties hereto have executed this Note as of the date first written above.

BORROWER:

Red Hen Collective Cooperative, Inc.
a California cooperative corporation

By:

_____

Name: Molly Madden

Title: President

INVESTOR:

[FOR ENTITY INVESTOR] SIGNATURE]	**[FOR INDIVIDUAL INVESTOR]**
Name: _____	Name(s) (Print): _____
By: _____	
Title: _____	By (Sign): _____